Exhibit (10.15)
Personal and Confidential

September 24, 2010

Mr. Pradeep Jotwani
(address intentionally omitted)

Dear Pradeep,

We would like to extend an offer to you to join Eastman Kodak Company as President, Consumer Digital Group, Chief Marketing Officer, Eastman Kodak Company, and Senior Vice President, Eastman Kodak Company.  We are confident that your professional talent would be a great asset to our Company, and more specifically, we would be pleased to have you as a member of our team.

This letter outlines the compensation and benefits arrangements of your offer and employment with Kodak.

Position

Your position will be President, Consumer Digital Group, and Chief Marketing Officer, Eastman Kodak Company.  In your capacity as President, Consumer Digital Group, you will report to Philip J. Faraci, President and Chief Operating Officer.  In your capacity as Chief Marketing Officer, you will report to Antonio M. Perez, Chief Executive Officer.

You will be located in Palo Alto, California.

Employment Date

You will commence your employment on September 28, 2010.

Base Salary

Your base salary will be at the rate of $600,000 per year.

Executive Compensation for Excellence and Leadership

You will be eligible to participate in Kodak's short-term variable pay plan for its management level employees, Executive Compensation for Excellence and Leadership ("EXCEL").  Your annual target award under EXCEL will be 75% of your base salary, making your total targeted annual compensation $1,050,000.  Your actual award for a year will vary based on Company performance, unit performance, your job performance, and such other criteria selected by the Company.  In the event that your employment terminates, and under certain conditions, you may remain eligible for a prorated EXCEL award based on your length of service during the EXCEL performance period for that year as outlined in the Administrative Guide that accompanies the EXCEL plan, if earned and certified by the Executive Compensation and Development Committee (the “Compensation Committee”) of the Board of Directors of the Company.  Your eligibility for and the final amount of your EXCEL award in each performance period will be determined by the Compensation Committee.  In the event that you are an officer of the Company as defined under Section 16 of the Securities and Exchange Act of 1934, in no case will your actual award exceed the level that the Compensation Committee certifies.  Enclosed is a summary of the EXCEL plan.

One-time Signing Bonus – Stock Option Award

Following commencement of your employment, Kodak will grant to you, as a signing bonus, a one-time grant of 250,000 non-qualified stock options (NQSOs).  The grant date for this award will be the date of the next regularly scheduled meeting of the Compensation Committee following the date on which you commence employment.

The NQSOs will be issued to you under the terms of the Eastman Kodak Company 2005 Omnibus Long-Term Compensation Plan, as amended and restated January 1, 2010 (the "Omnibus Plan").  The specific terms, conditions and restrictions of your stock option grant will be contained in an Administrative Guide and Award Notice delivered to you within 10 days of the grant date.

One-time Signing Bonus – Restricted Stock Unit Award

Following commencement of your employment, Kodak will grant to you as a signing bonus, a one-time grant of 100,000 Restricted Stock Units (RSUs).  The grant date for this award will be the date of the next regularly scheduled meeting of the Compensation Committee following the date on which you commence employment.

The RSUs will be issued to you under the terms of the Omnibus Plan.  The specific terms, conditions and restrictions on your RSU grant will be contained in an Administrative Guide and Award Notice delivered to you within 10 business days of the grant date.

Annual Long-Term Incentive (LTI) Program

You will be eligible to participate in Kodak's annual Long-Term Incentive (LTI) program under the Omnibus Plan.  Awards under the Omnibus Plan may take the form of Leadership Stock Units (performance shares), Stock Options, Restricted Stock Units, and/or other forms of equity as provided under the Omnibus Plan.  On an annual basis, your management will recommend to the Compensation Committee the amount and form of the award to be granted to you.  The target annual award value for the position of President, Consumer Digital Group, and Chief Marketing Officer is $1,600,000; however, the decision as to whether an award is granted and the actual value of the award is made by the Compensation Committee on an annual basis and is entirely within the discretion of the Compensation Committee.  The specific terms, conditions and restrictions on any award will be communicated to you in an Administrative Guide and Award Notice at the time of the grant.

Vacation

You will be entitled to four weeks of vacation per calendar year.  This includes an additional vacation benefit of 40 hours provided to executives.  For 2010, you will be entitled to two weeks of vacation.

Benefits

You will be eligible to immediately participate in Kodak's Flexible Benefits Plan, which includes health and dental coverage, long-term disability coverage, life insurance and eligibility for long-term care insurance.  You will also be eligible for coverage under Kodak's Short-Term Disability Plan.

You will be eligible to participate in Kodak's Cash Balance Plus retirement program.  The enclosed brochure describes this plan in more detail.

As part of the Cash Balance Plus program, you will be eligible to participate in Kodak's 401(k) plan, commonly known as “SIP,” immediately upon your employment.  You can roll over amounts distributed from other eligible retirement plans into SIP as provided under the plan.

As a Kodak executive, you are included within the scope of the Eastman Kodak Company Executive Protection Plan.  In the event that you become eligible to receive benefits under the Executive Protection Plan, it is agreed that you waive any and all rights to receive the Gross-Up Payment as defined and described in Exhibit D of the Executive Protection Plan.

Employment Preconditions

This conditional offer of employment is subject to the following conditions and may be withdrawn by Kodak due to your inability to satisfy any one or more of these conditions.  By signing this letter, you agree and acknowledge that Kodak may perform the activities contemplated below in order to verify the conditions.

A.
Drug Test.  You are required to complete a drug screen as part of your pre-employment checks before this offer and your acceptance become final.  This will be at Kodak's expense.  This offer is contingent upon a negative drug screen urinalysis test result and other pre-employment assessments.  Upon acceptance of this offer, our talent acquisition department will be sending you a new hire package via express mail.  Included in your new hire packet will be two forms regarding your drug screen.  Please review this information immediately upon receipt of the package.  There will be instructions regarding where to have this test completed.  The drug screen must be completed within 48 hours of your receipt of this package.  If you have any questions, please contact us.

B.
Background Check (Past Employment, Social Security Number, Criminal, Education, Credit History, etc.)  Kodak will verify your past employment history and your social security number and conduct a check of your education, credit history, and criminal convictions records.  This offer is contingent upon these verifications and checks being acceptable to Kodak.  Sterling Testing Systems of 249 West 17th Street 6th floor, New York, NY 10001 has been engaged by Kodak to conduct the verifications and checks.  Attached is the Consent and Authorization form that authorizes Kodak to conduct these verifications and checks.

C.	Kodak Health Questionnaire. Upon successful completion of the drug test and background check, you will receive a health questionnaire with instructions to submit to our medical department.

D.
FORM I-9.  Kodak is required by Immigration and Naturalization Service regulations and Federal Law to verify identity and authorization to work of all prospective employees.  Upon acceptance of this offer, this form will be provided to you electronically through our on-boarding system.  Further clearance may be required for foreign nationals under applicable Export Administration Regulations (15 CRF, 734.2(b) (ii), 736.2(b)(10) and 740.6).

Confidential Information

It is important that the relationship between you and Kodak be established at the outset so as to enable you to properly safeguard confidential information which you may have acquired from your previous employer(s).  "Confidential Information" is defined as trade secret information, confidential business or technical information or know-how that you learned through any previous employment or consulting relationship, is proprietary to another party and is not generally known to the public.

Kodak is committed to adhere to ethical business practices and respects the intellectual property rights of others.  By accepting this offer, you confirm that you are not bound by any restrictive covenant, non-competition agreement, non-solicitation agreement or other circumstance that would prevent you from accepting this position or limit your ability to perform the role for which you have been hired.  You agree that you have returned or have not taken any Confidential Information, you will not bring any Confidential Information with you to Kodak, and you will not use or disclose any Confidential Information during the course of your employment at Kodak.

Further, by accepting this conditional offer, you confirm that you will take all necessary steps to safeguard the Confidential Information you may have acquired or know from pervious employment or consulting work.  You agree to inform us immediately if, at any time, you believe that any duties, assignments, projects or responsibilities at Kodak would require you to use or disclose any Confidential Information that you are bound to protect.  In advising us of your concerns, be sure to describe the circumstances in general terms and in a manner that avoids disclosing any such Confidential Information.

Executive Employee's Agreement

Attached is a copy of the Eastman Kodak Company's Executive Employee's Agreement.  All employees are required to sign the Employee's Agreement as a condition of employment.  It is understood that Section 4.7 of the Executive Employee’s Agreement is consistent with Section 4.1, such that the terms of Section 4 in entirety are enforceable during your employment at Kodak, including the period of time you are employed in California, but that, after your employment terminates, Section 4 will not be in effect to the extent that you reside in California and with respect to that period of time which you were employed in California.  Upon acceptance of this offer, this form will be provided to you electronically through our on-boarding system.

No Conflicting Legal Obligations

By signing this letter, you represent that you are not subject to any restrictions, particularly, but without limitation, in connection with any previous employment, which prevent you from entering into and performing your obligations under this offer letter or which materially and adversely affect (or may in the future, so far as you can reasonably foresee, materially affect), your right to participate in the affairs of Kodak.

Severance Benefits

A.
If, prior to the third anniversary of the date of your employment, Kodak terminates your employment for reasons other than "Cause" or "Disability," as those terms are defined below, or other than in the event of death, Kodak will pay you a severance payment equal to 100% of the sum of your then-current annual base salary plus your then-current annual target incentive EXCEL award.  This severance payment will also be provided to you if, prior to the third anniversary of the date of your employment, there is a reduction in your total annual target cash compensation of at least ten percent (10%), or if you are involuntarily required to relocate, and, as a result of either such action, you elect to terminate your employment within thirty (30) days of notice from Kodak concerning the reduction in compensation or relocation, provided that: (i) you furnish written notice to Kodak of any such intention to terminate, within fifteen (15) days of the date of notice from Kodak, and (ii) any reductions in compensation that are made on a temporary basis in the discretion of the Compensation Committee shall not be considered a reduction in total target cash compensation for purposes of this provision.

The severance allowance will be paid as soon as administratively practicable after your separation from service (within the meaning of Internal Revenue Code Section 409A) or, if applicable to you, the expiration of the six-month waiting period following separation from service that the Company requires for certain executive employees as a result of Internal Revenue Code Section 409A (no interest will be paid during the six-month waiting period).  Payments will be substantially equivalent to the payroll amounts you received as an employee and generally will be made consistently with Kodak's normal payroll cycles (currently bi-weekly), but no less frequently than monthly.

This severance allowance shall be paid to you in lieu of any other severance, termination, or separation pay or benefit for which you may otherwise be entitled, including but not limited to any Termination Allowance Benefits payable to you under Kodak's Termination Allowance Plan ("TAP"), Special Termination Program benefits under the Kodak Retirement Income Plan (“KRIP”), or any successor plan thereto.  Notwithstanding the immediately preceding sentence, in the unlikely event it is ever determined by the plan administrator or a court of competent jurisdiction that you are entitled to the benefits described above under TAP or KRIP, the portion of this severance allowance equal to the amount of aforementioned benefits under TAP or KRIP will be treated as paid pursuant to TAP or KRIP, as applicable, not pursuant to this letter, and this severance allowance will be reduced by the amount of such TAP or KRIP benefits.  This severance allowance will also be reduced by the amount of any unemployment insurance benefits you receive.

In no event shall any of this severance allowance be "benefits bearing."  Kodak shall withhold from this severance allowance all income, payroll and employment taxes required by applicable law or regulation to be withheld.

In the event you breach any of the terms of the Eastman Kodak Company Employees' Agreement described above or the Agreement, Waiver and Release described below, in addition to and not in lieu of, any other remedies that Kodak may pursue against you, no further severance allowance payments will be made to you pursuant to this Section and you agree to immediately repay to Kodak all moneys previously paid to you pursuant to this Section.

B.
Agreement, Waiver and Release.  In order to receive the severance allowance described in this section, you must execute immediately prior to your termination of employment a waiver, general release and covenant not to sue in favor of Kodak (the "Agreement, Waiver and Release"), in a form satisfactory to the Chief Human Resources Officer of Kodak.

C.	Cause. For purposes of this letter, "Cause" shall mean:

i.	your continued failure, for a period of at least 30 calendar days following a written warning, to perform your duties satisfactorily; or

ii.	your failure to follow a lawful written directive of the Chief Executive Officer or your supervisor; or

iii.	your willful violation of any material rule, regulation, or policy that may be established from time to time for the conduct of Kodak's business; or

iv.	your unlawful possession, use or sale of narcotics or other controlled substances, or, performing job duties while illegally used controlled substances are present in your system; or

v.
any act of omission or commission by you in the scope of your employment (a) which results in the assessment of a civil or criminal penalty against you or Kodak, or (b) which in the reasonable judgment of your supervisor could result in a material violation of any foreign or U.S. federal, state or local law or regulation having the force of law; or

vi.	your conviction of or plea of guilty or no contest to any crime involving moral turpitude; or

vii.	any misrepresentation of a material fact to, or concealment of a material fact from, your supervisor or any other person in Kodak to whom you have a reporting relationship in any capacity; or

viii.	your breach of Kodak's Business Conduct Guide or the Eastman Kodak Company Executive Employee's Agreement.

D.	Disability. For purposes of this letter, the term "Disability" means disability under the terms of the Kodak Long-Term Disability Plan.

Miscellaneous

By accepting this conditional offer of employment, you agree and acknowledge that this offer letter contains the entire understanding between Kodak and yourself with respect to your employment and supersedes all previous written or oral negotiations, commitments, and agreements with respect to such subject matter.

You are expected to devote your best efforts and all of your business time to the affairs of Kodak.  You may, however, engage in any charitable, civic and community activities, provided, however, such activity(ies) does (do) not materially interfere with your duties and responsibilities.

Please also keep in mind that, regardless of any provision contained in this letter to the contrary, your employment at Kodak is "at will".  That is, you will be free to terminate your employment at any time, for any reason, and Kodak is free to do the same.

As an officer of Kodak, you are an Insured Person under, and entitled to the full protection offered by, Kodak’s Directors and Officers Liability Insurance program.

You agree to keep the existence of this letter confidential except that you may review it with your financial advisor, attorney or spouse/partner and with me or my designee.

If any portion of this letter is deemed to be void or unenforceable by a court of competent jurisdiction, the remaining portions will remain in full force and effect to the maximum extent allowed by law.  The parties intend and desire that each portion of this letter be given the maximum possible effect by law.

You agree that except as prohibited by law, any obligations to repay Kodak that may arise under the terms of this letter may be satisfied by Kodak, at its option or without prior notice to you, by its set-off against any amounts payable by Kodak to you, including compensation or benefits, at the time of your termination of employment for or on any account of any reason.  Kodak will advise you of any set-off effected under this paragraph.  This paragraph shall be without prejudice and in addition to any right of set-off, combination of accounts, lien or other right to which Kodak is at any time otherwise entitled (whether by operation of law, contract or otherwise).  By way of clarification, no provision authorizing set-off shall authorize Kodak to accelerate any payment subject to Section 409A in any manner not authorized by the Treasury Regulations.

To extent that the terms of this Agreement relate to a compensation or benefit plan, such terms are subject to the provisions of the applicable governing documents (such as plan documents, administrative guides and award notices), which are subject to change.

All compensation and benefits provided under this Agreement will be administered by the Kodak employee with the title Director of Human Resources for Kodak ("Administrator").  The Administrator will have total and exclusive responsibility to control, operate, manage and administer such compensation and benefits in accordance with their terms and all the authority that may be necessary or helpful to enable him to discharge his responsibilities with respect to them.  Without limiting the generality of the preceding sentence, the Administrator will have the exclusive right to: interpret this Agreement, decide all questions concerning eligibility for and the amount of compensation and benefits payable, construe any ambiguous provision, correct any default, supply any omission, reconcile any inconsistency, and decide all questions arising in the administration, interpretation and application of this Agreement.  The Administrator will have full discretionary authority in all matters related to the discharge of his responsibilities and the exercise of his authority, including, without limitation, his construction of the terms of this Agreement and his determination of eligibility for compensation and benefits.  It is the intent of the parties hereto, that the decisions of the Administrator and his actions with respect to this Agreement will be final and binding upon all persons having or claiming to have any right or interest in or under this Agreement and that no such decision or actions shall be modified upon judicial review unless such decision or action is proven to be arbitrary or capricious.

The arrangements described in this letter are intended to comply with Section 409A of the Internal Revenue Code to the extent such arrangements are subject to that law, and this letter shall be interpreted and administered in accordance with such intention.  The parties agree that they will negotiate in good faith regarding amendments necessary to bring the arrangements into compliance with the terms of that Section or an exemption therefrom as interpreted by guidance issued by the Internal Revenue Service; provided, however, that Kodak may unilaterally amend this Agreement for purposes of compliance if, in it's sole discretion, Kodak determines that such amendment would not have a material adverse effect with respect to your rights under the Agreement.  The parties further agree that to the extent an arrangement described in this letter fails to qualify for exemption from or satisfy the requirements of Section 409A, the affected arrangement may be operated in compliance with Section 409A pending amendment to the extent authorized by the Internal Revenue Service.  In such circumstances Kodak will administer the letter in a manner which adheres as closely as reasonably possible to the existing terms and intent of the letter while complying with Section 409A.  This paragraph does not restrict Kodak's rights (including, without limitation, the right to amend or terminate) with respect to arrangements described in this letter to the extent such rights are reserved under the terms of such arrangements.

This letter, and its interpretation and application, will be governed and controlled by the laws of the State of New York without giving effect to principles of conflicts of laws.

* * * * *

Please respond to this conditional offer of employment by September 27, 2010 if you find it acceptable.  Please acknowledge this by signing your name on the signature line provided and returning the signed original of this letter and the Consent and Authorization form directly to Robert L. Berman, Chief Human Resources Officer, Eastman Kodak Company, 343 State Street, Rochester, New York 14650 (Tel. 585-724-7674; Fax 585-724-1089).

Please feel free to contact me at 585-724-7674 if you have any questions.

Sincerely,

                                                                                                /s/ Robert L. Berman

Robert L. Berman
Chief Human Resources Officer
Senior Vice President
Eastman Kodak Company

RLB:SMW
Attachments

cc:	Antonio M. Perez, Chairman and Chief Executive Officer
Philip J. Faraci, President and Chief Operating Officer

Signature:	/s/ Pradeep Jotwani	Date:
Pradeep Jotwani